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ERF Wireless Inc.
2911 South Shore Blvd., Suite 100
League City, TX 77573

                                December 2, 2005

Ms. Linda Cvrkel, Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

Re:  ERF Wireless, Inc. (the "Company" or "ERF")
     Form 10-KSB for the fiscal year ended December 31, 2004
     Form 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005
     Commission File No. 000-27467


Dear Ms. Cvrkel:

     Please be advised the Company filed its response letter to your comment letter dated November 30, 2005. The following is our response to your comment letter dated November 30, 2005. Our response is numbered to correspond with the numbered paragraph included in your comment letter.

         FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005, JUNE 30, 2005
                             AND SEPTEMBER 30, 2005
         ---------------------------------------------------------------

     ERF confirms that our controls and procedures were "effective" as of the end of the last three quarters in 2005. Further, in future filings, the Company confirms that it will not use the word "adequate" to address our disclosure controls and procedures, but instead will conclude on the effectiveness of those controls and procedures as outlined in the guidance in Item 307 of Regulation S-K.

     Pursuant to my phone conversation with Ms. Claire Erlanger on Thursday, December 1, 2005, the Company respectfully requests an expedited review of our response to the one item addressed in your comment letter dated November 30, 2005 and a letter from the Commission regarding the completion of the review as soon as practical.

     The Company herewith with this response letter acknowledges that:

          1. the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

          2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very truly yours,

                                     ERF WIRELESS, INC.

                                     /s/ R. Greg Smith
                                     R. Greg Smith
                                     Chief Executive and Chief Financial Officer